
13035747



101 Hudson Street, Suite 1200
Jersey City, NJ 07302

January 10, 2013

BY FEDERAL EXPRESS

Brian J. Baltz, Esq.
Attorney-Advisor
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 1 Amendment
Exchange Act Rules 6a-2 and -3(a)

Dear Brian:

Pursuant to Rule 6a-2 of the Securities Exchange act of 1934 ("Exchange Act"), enclosed please find one original and two copies of an amendment to National Stock Exchange, Inc.'s Form One along with three copies of Exhibit J to the Exchange's Form One.

Please contact me if you have any questions on the enclosed materials.

Very truly yours

Chris Solgan
Senior Regulatory Counsel

Encls.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from January 11, 2012 through January 10, 2013)

Current Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Vice President, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Philip M. Pinc	General Counsel, Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Exhibit J (cont.)

Current Officers (cont'd):

Christopher Solgan	Senior Regulatory Counsel Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange
Wendy Chi	Vice President, Finance and Accounting Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange

Former Officers:

Paul P. Smith	Vice President, Regulation Ceased Employment on October 26, 2012. Former employee of the Exchange.
Stephanie Marrin	Assistant Vice President, Regulation Ceased Employment April 2, 2012. Former Employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.

Exhibit J (cont.)

Current Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
Craig Drill	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Current term commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Exhibit J (cont.)

Former Directors:

John Procopion	Service commenced on December 31, 2010 and expired December 31, 2013. Former ETP Holder Director.
Patrick Faye	Service commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director.
Edward Provost	Service commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director.

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), service commenced 2/10/12
Thomas O'Mara, service commenced 2/10/12
John Faso, service commenced 2/10/12
Kathleen Hamm, service commenced 2/10/12
Gerald T. Connell, service commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Governance & Nominating Committee
Current Members
John Faso (Chairman), service commenced 2/10/12
David Harris, service commenced 2/10/12
service
Craig Drill, service commenced 2/10/12
Former Members
John Procopion, term ended 12/31/12

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), service commenced 12/30/11service
Jeffery Shaw, service commenced 12/30/11
Former Members
John Procopion, term ended 12/31/12

Audit Committee
Current Members
Michael Szymanski (Chairman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Antoine Shagoury, service commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Business Conduct Committee
Current Members
Elizabeth H. Baird, service commenced 6/28/12
Richard Y. Roberts, service commenced 6/28/12
Anthony Seisser, service commenced 6/28/12

Appeals Committee
Current Members
Thomas O'Mara, service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Former Members
John Procopion, term ended 12/31/12